UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMISSION FILE NO.: 0-30791

(CHECK ONE):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F

	☑ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2002
☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Financial Information

PART I – REGISTRANT INFORMATION

eFunds Corporation

Full Name of Registrant

Former Name if Applicable

Gainey Center II, Suite 300
8501 North Scottsdale Road

Address of Principal Executive Office

Scottsdale, Arizona 85253

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, or transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As previously disclosed by the Company in a press release issued on October 25, 2002, eFunds Corporation (the “Registrant”) is conducting a review of the accounting treatment given to various transactions that occurred in 2000 and 2001 and certain tax matters related to the Company’s India based operations. The scope of the review includes a $5.0 million data license agreement that was entered into in the second quarter of 2000 and $6.2 million of data license sales that occurred in the second quarter of 2001. The review also encompasses the appropriateness of the accounting for certain transactions with the STAR network and certain software licenses by the Company’s subsidiary in the United Kingdom. Issues being considered as part of the review include assessing whether revenues recognized in earlier periods should be deferred and recognized over later periods, whether certain revenues should be treated as a reduction in operating expenses and the timing of the recognition of certain expenses.

Pending completion of this review, the Company’s financial statements cannot be completed because the Company is unable to reasonably estimate the effect of any adjustments to the Company’s prior financial results that may be necessary. The Company is in the process of finalizing the conclusions reached by it as a result of the review and will seek to complete its efforts as expeditiously as possible, although the Company cannot provide definitive guidance as to when the review process will be finally concluded.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas S. Liston (Name)	(480) (Area Code)	629-7700 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑   Yes   ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑   Yes   ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Issues being considered as part of the review include assessing whether revenues recognized in earlier periods should be deferred and recognized over later periods, whether certain revenues should be recorded as a reduction in operating expenses and the timing of the recognition of certain expenses. The scope of the review includes a $5.0 million data license agreement that was entered into in the second quarter of 2000, $6.2 million of data license sales that occurred in the second quarter of 2001, certain transactions with the STAR network which generated an aggregate of approximately $30 million in revenues in 2001 and the first nine months of 2002 and certain tax matters related to the Company’s India operations. The possible impact of the tax issues under consideration is not presently subject to reasonable estimation, although it does not appear likely that the impact on the Company’s tax provision could exceed $5 million. The timing of the recognition of revenues associated with approximately $1.3 million of software sales by the Company’s subsidiary in the United Kingdom during the first and second quarters of 2001 is also being considered.

Pending completion of this review, the Company’s financial statements cannot be completed because the Company is unable to reasonably estimate the effect of any adjustments to the Company’s prior financial results that may be necessary. The Company is in the process of finalizing the conclusions reached by it as a result of the review and will seek to complete its efforts as expeditiously as possible, although the Company cannot provide definitive guidance as to when the review process will be finally concluded.

eFunds Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2002	By: /s/ Paul F. Walsh -------------------------------- Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and the title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001)